Exhibit 99.1

Eco Wave Power Announces Submission of Formal Application
for Delisting from Nasdaq First North Growth Market in
Stockholm as Part of U.S. Focus

ADSs Will Continue to Trade on the Nasdaq Capital Market in the U.S.

Stockholm, Sweden – May 25, 2022 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), a leader in the production of clean electricity from ocean and sea waves, today announced that it has submitted a formal application of delisting from Nasdaq First North Growth Market Sweden (“Nasdaq First North”).

The Company submitted the application 90 days after announcing its intention to delist via a press release on February 25, 2022.

The Company hereby clarifies that it plans to keep the electronic number of the Swedish common shares in place. As a result, holders of the Swedish common shares are under no obligation to take any action and may maintain their current holdings in the current format (meaning there is no obligation to convert the Swedish common shares to American Depositary Shares (the “ADSs”).

If and when a shareholder decides to trade their shares on the Nasdaq Capital Market, only then would they need to convert their common shares to the ADSs.

Eco Wave Power has reached an agreement with The Bank of New York Mellon, the depository of the ADSs, to enable all shareholders on Nasdaq First North to convert their common shares to ADSs, free of charge, for ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North.

Afterwards, shareholders will be able to convert their common shares into ADSs listed on the Nasdaq Capital Market at any time.

Attached to this press release is a conversion guide which provides further explanation on the share conversion process.

“As we advance new project opportunities in the United States and expand our pipeline in this market, we see a significant opportunity to leverage our listing on the Nasdaq to elevate our corporate profile and ultimately improve our liquidity and value,” commented Inna Braverman, Co-Founder and Chief Executive Officer of Eco Wave Power. “Consolidating trading on the Nasdaq Capital Market is expected to reduce the public company expenses related to maintaining two listings, streamline our administrative requirements associated with complying with listing rules in two different jurisdictions and ultimately make it easier for our global shareholders to access liquidity in the largest capital market in the world.”

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+972.35094017

For additional inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719
jscott@vectisstrategies.com

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

For more info please visit: www.ecowavepower.com.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses delisting from the Nasdaq First North, elevating its profile and improving liquidity on the Nasdaq U.S., conversion of common shares into ADSs by the Company’s shareholders and its focus on growing opportunities in the United States. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report for the year ended December 31, 2021 on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Eco Wave Power Global AB (publ)

Issuance and Conversion Guide

Eco Wave Power Global AB (publ) (‘Eco Wave”) intends to submit an application to delist its common shares on Nasdaq First North Growth Market. The formal application for delisting will be submitted to Nasdaq First North no earlier than ninety (90) days from February 25, 2022 and Nasdaq First North will decide on the delisting date at which Eco Wave’s common shares will be officially delisted in Sweden (“Delisting Date”). After the Delisting Date, Eco Wave will trade exclusively on the Nasdaq Capital Market in the United States under ticker symbol WAVE and CUSIP# 27900N103 in the form of American Depositary Shares (“ADSs”). Shareholders of Eco Wave are encouraged to convert their common shares to ADSs. Issuance fees for the conversions of Eco Wave shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North Growth Market. Below is the detailed procedure for converting your common shares to ADSs:

●	Deposit the underlying common shares to The Bank of New York Mellon (BNYM) custodial account in Sweden. See below custodian information:

Custodian Name: Skandinaviska Enskilda Banken AB (“SEB”)

SWIFT (BIC): ESSESESS

Contact Email address: settlement.sweden@seb.se

Telephone No: +371 677 57310

For credit to: The Bank of New York Mellon DR

Account No: 01001151658

Note: All deposits must result in the issuance of whole ADSs. The common share to American Depositary Share (ADS) ratio is 8 shares to 1 ADS. BNYM will not issue fractional ADSs and deposits resulting in fractional ADSs will be rejected by BNYM.

●	All deposits must include the following information: Broker or counterparty’s name, broker or counterparty’s Depository Trust Company (DTC) participant number, name of investor and account number with the broker or counterparty. BNYM custodian will likely reject deposits without complete delivery instructions. Additionally, BNYM will not be able to deliver the ADSs without complete delivery information.

●	Upon receipt of the SWIFT confirmation of deposit from SEB and complete delivery instructions, BNYM will deliver the ADSs to DTC for credit to the counterparty, who will further credit the investor’s account. To avoid delay in completing the delivery of the ADSs, it is helpful for investors to advise their brokers to receive BNYM’s delivery of the ADSs. Issuance fees for the conversions of Eco Wave shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North Growth Market. Thereafter, issuance fees will be charged on conversions of ordianry shares at the rate of $5 per 100 ADSs or a fraction thereof.

3